Immunomedics Operating Group Toolkit

Strategic Rationale

How does this acquisition fit into the company’s corporate strategy?

•	This acquisition is transformative to Gilead by providing us with a foundational, first-in-class commercial oncology medicine with potential to generate significant revenue and be best in class.

•	This is an excellent strategic fit and Trodelvy aligns with all of the principles we’ve laid out as we seek to bring 10 transformative medicines to patients by 2030. Trodelvy is already approved for patients who have received at least two prior therapies for metastatic triple-negative breast cancer, a disease with high unmet need, and has shown promise in other solid tumor types.

•	With the acquisition of Immunomedics and Trodelvy, Gilead gains an immediate presence in solid tumors with a commercialized product that has significant potential for use in combination with other medicines, including immuno-oncology treatments.

•	This agreement builds on the series of smaller oncology deals executed this year by giving us a marketed product from which to accelerate our efforts in oncology globally.

•	The acquisition enhances Gilead’s short-term and long-term growth prospects and is expected to create significant value for our shareholders.

We said we would go for bolt-ons rather than large scale acquisitions – is this a change in direction?

•	This is in no way a change in direction, and in fact, clearly aligns with our corporate strategy. We have always noted that we would be opportunistic for transformative deals, and the acquisition of Immunomedics is an excellent example of such a deal.

•	It gives us an immediate presence in solid tumors and brings to Gilead a first-in-class medicine that addresses one of the most difficult to treat forms of cancer, triple-negative breast cancer.

•	Trodelvy has also shown promise in other difficult-to-treat solid tumor types, where there is also great unmet need.

Will Immunomedics be folded into Gilead, like Forty Seven, or operate as a stand-alone company, such as Kite?

•	We have tremendous respect for the talented team at Immunomedics, which successfully brought Trodelvy to market. The company has strong clinical and commercial teams and we look forward to working together in the future.

•	While we are still assessing plans for integration, the intent is to make Immunomedics part of Gilead, as it fits well with the other work we are doing in oncology. The stand-alone Kite structure was driven by the fundamentally unique nature of cell therapy.

Will Gilead keep the New Jersey site?

•	Between now and the close of the agreement, we will work closely with the Immunomedics team to evaluate the best operating model moving forward, including the role that the New Jersey site will play in our future operations.

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•	We look forward to welcoming the talented team at Immunomedics and working together to continue to advance this important new medicine for people with cancer.

How does this deal impact Gilead’s oncology strategy going forward?

•	This acquisition is transformative to Gilead – and our oncology strategy, specifically – because it provides us with a foundational, first-in-class medicine with potential to generate significant revenue and be best in class.

•	This is an excellent strategic fit and Trodelvy aligns with all of the principles we’ve laid out as we seek to bring 10 transformative medicines to patients by 2030. Trodelvy is already approved for metastatic triple-negative breast cancer, a disease with high unmet need, and has shown promise in other solid tumor types.

•	With the acquisition of Immunomedics and Trodelvy, Gilead gains an immediate presence in solid tumors with a commercialized product that has significant potential for use in combination with other medicines, including our emerging immuno-oncology pipeline.

•	This agreement builds on the series of smaller oncology deals executed this year by giving us a marketed product from which to accelerate our efforts in oncology globally.

How does this deal impact Gilead’s corporate development strategy going forward?

•	Gilead has been extremely active through the first nine months of 2020. We have executed a range of deals, including acquisitions, licensing agreements and several types of innovative collaborations.

•	These transactions have been largely in oncology, and we are proud of the portfolio we’ve built in a relatively short period of time. Following the close of this transaction, we’ll have a first-in-class and commercial product as well as a portfolio of differentiated early to late-stage clinical programs and innovative research collaborations.

•	We will continue to look at opportunities to bring the best scientific innovation to Gilead in our core areas, though we expect deals that are bolt-ons or smaller in size in the immediate future as we complete and integrate this transaction.

How does this impact Gilead’s continued investment in Kite/cell therapy?

•	Gilead remains deeply committed to Kite and to the potential of cell therapy to transform the lives of patients with cancer.

•	With the approval of Tecartus, Kite has established a franchise and is now the only company with two approved chimeric antigen receptor (CAR) T cell therapies.

•	This deal gives us an immediate presence in solid tumors, helping to grow Gilead’s leadership position in the field of oncology, which is beneficial and complementary to Kite.

Will this impact future investment in other therapeutic areas if we are so focused on oncology going forward?

•	Gilead remains committed to immunology and virology as central pieces of our strategy. The acquisition of Trodelvy does not decrease that commitment.

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What presence does Immunomedics have in Europe and what is the timing for European regulatory approval?

•	Regulatory filing for Trodelvy in Europe is anticipated in the first half of 2021. Immunomedics has a minimal presence in Europe, with just one employee.

Can you provide further color regarding the geographies where will have rights to Trodelvy?

•	Immunomedics has full rights to Trodelvy except in China, Korea and certain Southeast Asian countries, where it has been partnered with Everest Medicines.

Terms of the deal and financial impact

The is the largest deal in Gilead’s history. How did you get to this valuation?

•	We’re a disciplined acquirer and believe that the price reflects the value of Trodelvy and the significant and broad potential that this medicine has across a range of tumor types.

•	Trodelvy is already a commercialized product and the data we have seen in patients with metastatic triple-negative breast cancer are impressive.

How does this deal impact Gilead’s capital allocation strategy going forward?

•	Gilead will fund this transaction through cash and newly issued debt.

•	Gilead expects to retain an investment grade credit rating following this transaction and this transaction does not alter Gilead’s stated capital allocation strategy or commitments.

Trodelvy

What is the mechanism of action?

•	Trodelvy targets Trop-2, an epithelial antigen overexpressed on many solid cancers, including cancers with high unmet need such as metastatic breast cancer, including triple-negative and hormone receptor positive/HER2- breast cancer, metastatic bladder cancer and non-small cell lung cancer (NSCLC).

•	It is an antibody-drug conjugate (ADC) comprised of three parts: the anti-Trop-2 antibody, the SN-38 payload (metabolite of irinotecan) and a linker.

•	The potential to combine Trodelvy with checkpoint inhibitors in the frontline setting in the future could provide patients with an alternative to chemotherapy.

How does Trodelvy differ from other antibody-drug conjugates, such as the ones being developed by Daiichi and Seattle Genetics?

•	Trodelvy is designed to be different than other competitive molecules and we believe that this potentially offers certain advantages. The design of Trodelvy was purposeful and uses a moderately toxic payload, conjugated to a cancer-targeting antibody in a manner that is designed to improve efficacy and therapeutic index.

•	The relative instability of the linker that connects the antibody enables release at the surface of the cancer cell before internalization, potentially improving cell killing and enabling a so-called “bystander” effect, resulting in killing of adjacent tumor cells, which may express less Trop-2.

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Beyond mTNBC, which solid tumors are the highest priority?

•	Trodelvy has shown promise as a treatment for earlier forms of triple-negative breast cancer, as well as hormone receptor positive/HER2-negative breast cancer.

•	Beyond breast cancer, non-small cell lung cancer and bladder cancer are the other core tumor types where we have seen clinical activity.

•	Outside these core tumor types, we believe there are a number of other areas, where the data are still early, that offer the potential for expansion.

Trodelvy was approved in the United States under an accelerated or conditional approval. What are the plans for confirmatory studies and subsequent FDA submission?

•	Immunomedics announced in July that its confirmatory study, the Phase 3 ASECNT trial, met its primary endpoint of progression-free survival, as well as key secondary endpoints. The data will be used to support full FDA approval, with regulatory filing anticipated in the fourth quarter of 2020.

•	In the ASCENT study, Trodelvy demonstrated a statistically significant improvement in the primary endpoint of PFS compared to chemotherapy, with a hazard ratio of 0.41 (95% confidence interval (CI), 0.32-0.52). The median PFS for patients treated with Trodelvy was 5.6 months (95% CI, 4.3-6.3), compared to 1.7 months (95% CI, 1.5-2.6) for chemotherapy (p<0.0001).

•	Trodelvy also met key secondary endpoints of the study, including overall survival and objective response rate.

•	The safety profile of Trodelvy observed in the ASCENT study remained consistent with the FDA-approved label, with neutropenia and diarrhea as the most common Grade 3 or 4 adverse events. No new safety signals were observed.

•	Full results of ASCENT will be presented at the upcoming ESMO conference.

Will Gilead continue investing in ADCs or is this a one-off?

•	This is not an investment in a technology platform, but rather an opportunity for Gilead to build an immediate presence in solid tumors and gain access to a medicine that treats a very difficult form of cancer with high unmet medical need.

•	With Trodelvy, we gain a product with significant potential for combination with immuno-oncology candidates and other medicines.

•	This is an excellent strategic fit. The acquisition of Trodelvy aligns with all of the principles we’ve laid out as we seek to bring 10 transformative medicines to patients by 2030. Trodelvy is already approved to treat patients who have received at least two prior therapies for metastatic triple-negative breast cancer, a disease with high unmet need, and has shown promise in other cancers.

Commercial

What is the commercial opportunity for Trodelvy?

•	We see tremendous current opportunity for Trodelvy in TNBC and, potential opportunity in other forms of breast cancer and other cancers, including bladder cancer and non-small cell lung.

•	This deal will enable Gilead to establish an immediate presence in solid tumors.

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•	Immunomedics has built a talented commercial organization and we look forward to integrating this group into our organization, as we expand our presence in oncology over the next several years.

•	This agreement accelerates our expansion in oncology and allow us to build on the relationships that the Immunomedics team has developed with key opinion leaders and healthcare professionals.

Will we incorporate the Immunomedics commercial field teams into Gilead’s Commercial organization?

•	Yes. One of the driving factors in this deal is enabling Gilead to establish an immediate presence in solid tumors.

•	Immunomedics has built a talented commercial organization and we look forward to integrating this group into our organization, as we expand our presence in oncology over the next several years.

•	This agreement accelerates that expansion and will allow us to build on the relationships that the Immunomedics team has developed with key opinion leaders and healthcare professionals.

Forward-looking statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Gilead, Immunomedics and the acquisition of Immunomedics by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of Gilead to advance Immunomedics’ product pipeline and successfully commercialize Trodelvy; expectations for achieving full U.S. Food and Drug Administration approval based on Immunomedics’ confirmatory data for Trodelvy and Immunomedics’ development of Trodelvy for additional indications; clinical trials (including the anticipated timing of clinical data; the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs); the possibility of unfavorable results from clinical trials; regulatory applications and related timelines, including the filing and approval timelines for Biologics License Applications and supplements; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward -looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Immunomedics’ stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; Immunomedics’ ability to meet post-approval compliance obligations (on topics including but not limited to product quality, product distribution and supply chain requirements, and promotional and marketing compliance); imposition of significant post-approval regulatory requirements on Immunomedics’ products, including a requirement for a post-approval confirmatory clinical study, or failure to maintain (if received) or obtain full regulatory

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approval for Immunomedics’ products due to a failure to satisfy post-approval regulatory requirements, such as the submission of sufficient data from a confirmatory clinical study; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; adverse impacts on business, operating results or financial condition in the future due to pandemics, epidemics or outbreaks, such as COVID-19; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Immunomedics and the Schedule TO and related tender offer documents to be filed by Gilead and Maui Merger Sub, Inc., a wholly owned subsidiary of Gilead. All forward-looking statements are based on information currently available to Gilead and Immunomedics, and Gilead and Immunomedics assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional information and where to find it

The tender offer described in this communication has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Immunomedics, nor is it a substitute for any tender offer materials that Gilead, Purchaser or Immunomedics will file with the SEC. A solicitation and an offer to buy shares of Immunomedics will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Immunomedics will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. IMMUNOMEDICS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Immunomedics at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Immunomedics. Free copies of these materials and certain other offering documents.

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